UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 7

Tallgrass Energy Partners, LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

874697 105

(CUSIP Number)

Christopher R. Jones

4200 W. 115th Street, Suite 350, Leawood, Kansas 66211

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 874697 105

1.	NAMES OF REPORTING PERSONS. Tallgrass Equity, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK; OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 20,000,000 common units
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,000,000 common units
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 common units*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Based on the number of Common Units (72,139,038) issued and outstanding as of February 15, 2017.

CUSIP No: 874697 105

1.	NAMES OF REPORTING PERSONS. Tallgrass Energy GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 20,000,000 common units*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,000,000 common units *
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 common units *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN (Partnership)

*	Solely in its capacity as the managing member of Tallgrass Equity, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the managing member of Tallgrass Equity, LLC.
**	Based on the number of Common Units (72,139,038) issued and outstanding as of February 15, 2017.

CUSIP No: 874697 105

1.	NAMES OF REPORTING PERSONS. TEGP Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 20,000,000 common units*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,000,000 common units*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 common units*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Energy GP, LP. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC.
**	Based on the number of Common Units (72,139,038) issued and outstanding as of February 15, 2017.

CUSIP No: 874697 105

1.	NAMES OF REPORTING PERSONS. Tallgrass Operations, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 5,619,218 common units*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,619,218 common units *
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,619,218 common units *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Based on the number of Common Units (72,139,038) issued and outstanding as of February 15, 2017.

CUSIP No: 874697 105

1.	NAMES OF REPORTING PERSONS. Tallgrass Development, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 5,619,218 common units *
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,619,218 common units *
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,619,218 common units *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN (Partnership)

*	Solely in its capacity as the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Operations, LLC.
**	Based on the number of Common Units (72,139,038) issued and outstanding as of February 15, 2017.

CUSIP No: 874697 105

1.	NAMES OF REPORTING PERSONS. Tallgrass Energy Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 25,619,218 common units*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 25,619,218 common units *
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,619,218 common units *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC, and in its capacity as the sole member of TEGP Management, LLC, the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC and its status as the sole member of TEGP Management, LLC, the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC.
**	Based on the number of Common Units (72,139,038) issued and outstanding as of February 15, 2017.

This Amendment No. 7 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 11, 2013, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on April 2, 2014, as further amended by Amendment No. 3 filed with the SEC on February 20, 2015, as further amended by Amendment No. 4 filed with the SEC on February 18, 2016, as further amended by Amendment No. 5 filed with the SEC on September 15, 2016 and as further amended by Amendment No. 6 filed with the SEC on November 3, 2016 (as amended, this “Schedule 13D”). This Amendment No. 7 relates to (i) the partial exercise of a call option by Tallgrass Energy Partners, LP, a Delaware limited partnership (the “Issuer”), covering common units representing limited partner interests (“Common Units”) in the Issuer and (ii) the repurchase by the Issuer of additional Common Units as more fully described in Item 3 below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety

The class of equity securities to which this statement relates is the Common Units of the Issuer. The principal executive office of the Issuer is located at 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows

(a) This Schedule 13D is being jointly filed pursuant to a Joint Filing Agreement by the following persons (collectively, the “Reporting Persons”):

(i)	Tallgrass Equity, LLC, a Delaware limited liability company (“Tallgrass Equity”);

(ii)	Tallgrass Energy GP, LP, a Delaware limited partnership (“TEGP”);

(iii)	TEGP Management, LLC, a Delaware limited liability company (“TEGP GP”);

(iv)	Tallgrass Operations, LLC, a Delaware limited liability company (“Tallgrass Operations”);

(v)	Tallgrass Development, LP, a Delaware limited partnership (“Tallgrass Development”); and

(vi)	Tallgrass Energy Holdings, LLC, a Delaware limited liability company (“Energy Holdings”).

Tallgrass Equity is a limited partner of the Issuer with an approximate 27.41% limited partner interest (based on the aggregate number of Common Units and general partner units representing general partner interests (“General Partner Units”) of the Issuer outstanding as of February 15, 2017). TEGP is the managing member of Tallgrass Equity with an approximate 36.94% membership interest in Tallgrass Equity. TEGP GP is the general partner of TEGP and is not entitled to distributions from TEGP. Energy Holdings is the sole member of TEGP GP.

Tallgrass Operations is a limited partner of the Issuer with an approximate 7.70% limited partner interest (based on the aggregate number of Common Units and General Partner Units of the Issuer outstanding as of February 15, 2017). Tallgrass Development is the sole member of Tallgrass Operations. Energy Holdings is the sole general partner of Tallgrass Development.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.1 to Amendment No. 4 filed with the SEC on February 18, 2016, pursuant to which the Reporting Persons agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule.

Pursuant to General Instruction C of Schedule 13D, certain information required by this Item 2 concerning the officers, directors and managers of the Reporting Persons is set forth on Schedule A, attached to Amendment No. 6, which is incorporated into this Item 2 by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The final paragraph of Item 3 is hereby amended and restated in its entirety as follows:

On January 4, 2016, the Issuer, Tallgrass Operations and Tallgrass Development entered into a definitive Contribution and Transfer Agreement (the “2016 Pony Express Agreement”) pursuant to which PXP Holdings acquired 31.3% of the issued and outstanding membership interests in Pony Express (the “2016 Pony Interest”) from Tallgrass Operations, effective as of January 1, 2016. The aggregate consideration paid by the Issuer in connection with the acquisition of the 2016 Pony Interest was (i) $475 million in cash and (ii) the issuance of 6,518,000 Common Units to Tallgrass Operations, which are subject to a call option granted by Tallgrass Operations in favor of the Issuer under certain conditions. On July 21, 2016, the Issuer partially exercised the call option covering 3,563,146 Common Units for a cash payment of $151.4 million. On October 31, 2016, the Issuer partially exercised the call option covering an additional 1,251,760 Common Units for a cash payment of $53.2 million. On February 1, 2017, the Issuer partially exercised the call option covering an additional 1,703,094 Common Units for a cash payment of $72.4 million. Following the Issuer’s partial exercise of the call option on February 1, 2017, no Common Units remained subject to the call option.

The following paragraph is hereby added to the end of Item 3:

On February 1, 2017, the Issuer repurchased 736,262 of the Issuer’s Common Units from Tallgrass Operations for a negotiated cash payment of approximately $35.3 million (the “Repurchase”), which was approved by the Conflicts Committee of the Board of Directors of the Issuer’s general partner.

Item 4.	Purpose of Transaction.

Item 4(a) is hereby amended and restated in its entirety as follows:

(a) The Issuer may grant unit options, restricted units, equity participation units, unit appreciation rights, distribution equivalent rights and other unit-based awards and unit awards to officers, directors, employees and consultants of the General Partner and any of its affiliates pursuant to the Tallgrass MLP GP, LLC Long-Term Incentive Plan adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing. Additionally, as part of the transaction relating to the 2016 Pony Interest, Tallgrass Development granted the Issuer an 18-month call option at a price of $42.50 per unit covering the 6,518,000 common units issued as part of the consideration for the 2016 Pony Interest. On July 21, 2016, the Issuer partially exercised the call option covering 3,563,146 Common Units for a cash payment of $151.4 million. On October 31, 2016, the Issuer partially exercised the call option covering an additional 1,251,760 Common Units for a cash payment of $53.2 million. On February 1, 2017, the Issuer partially exercised the call option covering an additional 1,703,094 Common Units for a cash payment of $72.4 million. Following the Issuer’s partial exercise of the call option on February 1, 2017, no Common Units remained subject to the call option. Additionally, as part of the Repurchase, the Issuer repurchased 736,262 of the Issuer’s Common Units from Tallgrass Operations for a negotiated cash payment of approximately $35.3 million.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Tallgrass Operations is the record and beneficial owner of 5,619,218 Common Units, which based on there being 72,139,038 Common Units outstanding as of February 15, 2017, represents 7.8% of the outstanding Common Units of the Issuer.

Tallgrass Development does not directly own any Common Units of the Issuer; however, as the sole member of Tallgrass Operations, it may be deemed to beneficially own the 5,619,218 Common Units held of record by Tallgrass Operations, which based on there being 72,139,038 Common Units outstanding as of February 15, 2017, represents approximately 7.8% of the outstanding Common Units of the Issuer.

Tallgrass Equity is the record and beneficial owner of 20,000,000 Common Units that it acquired from Tallgrass Operations on May 12, 2015, which based on there being 72,139,038 Common Units outstanding as of February 15, 2017, represents 27.7% of the outstanding Common Units of the Issuer.

TEGP does not directly own any Common Units of the Issuer; however, as the managing member of Tallgrass Equity, it may be deemed to beneficially own the 20,000,000 Common Units held of record by Tallgrass Equity, which based on there being 72,139,038 Common Units outstanding as of February 15, 2017, represents approximately 27.7% of the outstanding Common Units of the Issuer.

TEGP GP does not directly own any Common units of the Issuer. TEGP GP is the general partner of TEGP, the managing member of Tallgrass Equity. As such, TEGP GP may be deemed to beneficially own the 20,000,000 Common Units held of record by Tallgrass Equity, which based on there being 72,139,038 Common Units outstanding as of February 15, 2017, represents approximately 27.7% of the outstanding Common Units of the Issuer.

Energy Holdings does not directly own any Common Units of the Issuer. Energy Holdings is the general partner of Tallgrass Development and the sole member of TEGP GP. Tallgrass Development is the sole member of Tallgrass Operations. TEGP GP is the general partner of TEGP and TEGP is the managing member of Tallgrass Equity. As such, Energy Holdings may be deemed to beneficially own the 5,619,218 Common Units held of record by Tallgrass Operations and the 20,000,000 Common Units held of record by Tallgrass Equity, which based on there being 72,139,038 Common Units outstanding as of February 15, 2017, represent in the aggregate approximately 35.5% of the outstanding Common Units of the Issuer.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned Not Subject to Vesting		Common Units Beneficially Owner Subject to Vesting		Percentage of Class Beneficially Owned
David G. Dehaemers, Jr	312,847	(1)	—		*
William R. Moler	14,428	(2)	33,333	(3)	*
Gary J. Brauchle	25,780	(4)(5)	33,333	(3)	*
Christopher R. Jones	10,378		23,800	(6)	*
Richard L. Bullock	11,060	(5)	25,133	(7)	*
Gary D. Watkins	6,668		25,066	(8)	*
John T. Raymond	100,000		—		*
Jeffrey A. Ball	20,000		—		*
Frank J. Loverro	—		—		—
Stanley de J. Osborne	—		—		—

*	Less than 1% of the class beneficially owned.
(1)	Mr. Dehaemers indirectly owns the Common Units through the David G. Dehaemers, Jr. Revocable Trust, under trust agreement dated April 26, 2006, to which Mr. Dehaemers serves as Trustee.
(2)	Mr. Moler indirectly owns the Common Units through the William R. Moler Revocable Trust, under trust agreement dated August 27, 2013, for which Mr. Moler serves as Trustee.
(3)	The Common Units will vest on May 13, 2017.
(4)	Mr. Brauchle indirectly owns the Common Units through the Brauchle Revocable Trust, under trust agreement dated April 10, 2014, for which Mr. Brauchle serves as a Trustee.
(5)	Rounded to the nearest whole Common Unit.
(6)	(i) 16,000 Common Units will vest on May 13, 2017, (ii) 2,900 Common Units will vest on May 13, 2018, (iii) 2,900 Common Units will vest on May 13, 2019 and (iv) 2,000 Common Units will vest on November 1, 2019.
(7)	(i) 18,333 Common Units will vest on May 13, 2017, (ii) 2,650 Common Units will vest on May 13, 2018, (iii) 2,650 Common Units will vest on May 13, 2019 and (iv) 1,500 Common Units will vest on November 1, 2019.
(8)	(i) 16,666 Common Units will vest on May 13, 2017, (ii) 3,200 Common Units will vest on May 13, 2018, (iii) 3,200 Common Units will vest on May 13, 2019 and (iv) 2,000 Common Units will vest on November 1, 2019.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Tallgrass Operations and Tallgrass Equity, solely with respect to their respective direct holdings of the Common Units) that it is the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Tallgrass Operations and Tallgrass Equity, solely with respect to their respective direct holdings of the Common Units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the Common Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Common Units reported for him in the table in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) The Reporting Persons have the right, to the extent of their respective pecuniary interests, to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2017

TALLGRASS ENERGY HOLDINGS, LLC

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
President and CEO

TALLGRASS ENERGY GP, LP

By:	TEGP Management, LLC, its general partner

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
President and CEO

TEGP MANAGEMENT, LLC

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
President and CEO

TALLGRASS DEVELOPMENT, LP

By:	Tallgrass Energy Holdings, LLC, its general partner

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
President and CEO

TALLGRASS EQUITY, LLC

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
President and CEO

TALLGRASS OPERATIONS, LLC

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
President and CEO